Press Release	May 27, 2026

Largo Announces Plans to Evaluate Strategic Alternatives to Maximize Value of Its Tungsten Assets in Canada and Brazil

All amounts expressed are in U.S. dollars, denoted by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer announced today that it plans to evaluate strategic alternatives aimed at maximizing the value of its 100%-owned tungsten assets: the Northern Dancer Tungsten-Molybdenum Project in Yukon, Canada which is regarded as one of the world largest undeveloped Tungsten deposits and its Currais Novos Tungsten Project in Rio Grande do Norte, Brazil, which Largo operated in the early 2010s prior to the construction of its Maracas Vanadium mine in Bahia, Brazil.

The evaluation process is expected to consider a range of strategic alternatives, including partnerships, joint-ventures, asset-level financing, minority investments, sale or spin-out opportunities, offtake-related structures, or other transactions designed to unlock value for Largo shareholders while preserving the Company's focus on its core vanadium and ilmenite operations in Brazil.

As part of this process, the Company also intends to evaluate the engagement of a financial advisor or investment bank to assist Largo in assessing strategic alternatives, identifying qualified counterparties, and supporting the execution of any transaction process that may be approved by the board of directors.

Tungsten is widely recognized as a critical industrial metal with applications across defense, aerospace, tooling, mining, energy and other high-performance industrial sectors. Considering increased global focus on critical minerals supply security, Largo believes its tungsten portfolio may represent a valuable and underrecognized source of optionality for shareholders.

Mr. Daniel Tellechea, CoChief Executive Officer of Largo, stated: "Largo's tungsten assets provide shareholders with exposure to two distinct projects in mining-friendly jurisdictions, each supported by historical technical work and strategic relevance in today's critical minerals environment. As we continue to prioritize operational performance and balance sheet discipline, we believe now is an appropriate time to evaluate alternatives that could unlock value from these non-core assets."

Mr. Alberto Arias, Co-Chief Executive Officer of Largo, added: "We have received unsolicited expressions of interest for these assets and therefore we intend to consider engaging a qualified financial advisor or investment bank to support a disciplined review of potential strategic alternatives and help us maximize value for shareholders."

Northern Dancer Tungsten-Molybdenum Project - Canada

The Northern Dancer Tungsten-Molybdenum Project, formerly known as the Logtung Project, is located in Yukon, Canada, near the Yukon-British Columbia border. The project is situated approximately 260 kilometers southeast of Whitehorse and approximately 65 kilometers from Teslin, with access to the Alaska Highway corridor which is 13Km south of the project.

Northern Dancer is one of the world's largest tungsten-molybdenum deposits, hosted within a felsic intrusive complex and associated skarn mineralization. Historical work outlined mineralization through 134 drill holes, and prior technical studies contemplated the potential for open-pit mining. A preliminary economic assessment title "Preliminary Economic Assessment, Northern Dancer Project, Yukon, Canada" was completed in 2011 and is available on www.sedarplus.ca.

The Company believes Northern Dancer may represent a significant strategic tungsten-molybdenum asset in North America, particularly as governments and industries increasingly focus on securing Western critical minerals supply chains for defense, aerospace, energy, electronics and industrial applications. Tungsten is one of 34 critical minerals regulated under Canada's Critical Minerals Strategy. Any further advancement of Northern Dancer would require updated technical studies, metallurgical work, permitting review, community and First Nations engagement, environmental assessment, and project financing.

Currais Novos Tungsten Project - Brazil

The Currais Novos Tungsten Project is located near Currais Novos in the State of Rio Grande do Norte, Brazil, approximately 179 kilometers west-southwest of Natal. The project consists of tungsten-bearing tailings associated with the historic Barra Verde and Boca de Laje mines.

A preliminary economic assessment title "A Preliminary Economic Assessment of the Currais Novos Tailings Piles" was completed in 2011 and is available on www.sedarplus.ca.

Currais Novos was Largo's first operating asset which it developed and operated until 2012. In the current environment of elevated tungsten prices, Largo believes Currais Novos may represent a differentiated tungsten opportunity due to its focus on the reprocessing of historical tailings rather than the development of a conventional hard-rock mine. Potential advantages of such an asset include a smaller physical footprint, and the potential to combine critical mineral recovery with remediation of historical tailings material, subject to updated technical, environmental, permitting and economic evaluations.

Strategic Review Process

Largo has not set a definitive timetable for completion of the strategic review process, and there can be no assurance that the evaluation will result in any transaction or specific course of action. The Company may seek to engage a financial advisor or investment bank to assist with the strategic review process; however, no assurance can be given that any advisor will be engaged, that any strategic alternative will be pursued, or that any transaction will be completed.

The Company does not intend to provide further updates unless and until its board of directors approves a specific transaction or otherwise determines that disclosure is appropriate or required by applicable securities laws.

The Company intends to conduct any evaluation of the tungsten assets in a disciplined manner, with a focus on shareholder value, balance sheet flexibility, strategic alignment, and preservation of Largo's core operating priorities.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to the Company considering strategic alternatives for certain of its tungsten assets and the form such strategic alternatives may take; the Company potentially engaging a financial advisor or investment bank to assist with assessing and executing on such strategic alternatives; the potential current and future value of the Company's tungsten assets; the manner in which any strategic alternative process will be conducted;  whether any such strategic alternative will come to fruition; and whether any of such proposed strategic alternatives will have any positive impact on the value of the shares in the Company.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: general business and economic conditions and demand for minerals; demand for and changes in the spot and forward price of tungsten, V2O5 and other vanadium products, ilmenite, titanium dioxide pigment or certain other commodities (such as diesel fuel, sulphuric acid, ammonia sulphate and electricity); receipt of regulatory and governmental approvals, permits and renewals in a timely manner; operating or technical difficulties in connection with mining or development activities;; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company increased costs and physical risks, including the impact extreme weather events including heavy rainfall; the reliability of production, including, without limitation, access to massive ore: the  ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine and other mineral properties are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; changes in mineral production performance, exploitation, and exploration successes; diminishing quantities or grades of reserves; the  ability to protect and develop technology and IP; business opportunities that may be presented to, or pursued by, the Company; attracting and retaining skilled personnel, directors and key employees; risks related to the failure of internal controls; the ability of management to execute the strategic goals and any potential strategic alternatives of the Company; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions; and the impact of inflation.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply, and the associated filings made with the applicable Canadian and United States securities regulatory authorities.

Trademarks are owned by Largo Inc.